Filed Pursuant to Rule 433
Registration Statement No. 333-166058
Dated February 9, 2011
CNA Financial Corporation
$400,000,000
5.75% NOTES DUE 2021

Issuer:	CNA Financial Corporation
Format:	SEC Registered
Securities:	5.75% Notes due 2021
Security Type:	Senior Unsecured Fixed Rate Notes
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3 / BBB- / BBB-
Trade Date:	February 9, 2011
Settlement Date:	February 14, 2011 (T + 3)
Maturity Date:	August 15, 2021
Interest Payment Dates:	Semi-annually on the 15th of each February and August, commencing on August 15th, 2011
Principal Amount:	$400,000,000
Treasury Benchmark:	2.625% due November 15, 2020
Treasury Benchmark Yield:	3.648%
Spread to Treasury Benchmark:	215 basis points
Yield to Maturity:	5.798%
Coupon:	5.75%
Price to Public:	99.626% of principal amount
Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 35 bps
CUSIP / ISIN:	126117AR1/ US126117AR10
Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Co-Managers:	The Williams Capital Group, L.P.
U.S. Bancorp Investment, Inc.
PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Wells Fargo Securities, LLC at 1-800-326-5897.